Exhibit 99.1

Draganfly Announces Record Quarterly Results

Vancouver, BC. August 10, 2026 – Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8) (“Draganfly” or the “Company”), an award-winning, industry-leading drone solutions and systems developer, is pleased to announce its second quarter financial results.

Key Financial and Operational Highlights for Q2 2026:

●	Revenue for the second quarter of 2026 was $2,664,237 which represents a 26.0% year over year increase. Product sales of $2,560,378 were up 34.6% over the same period last year.

●	Gross profit for Q2 2026 was $533,149, up 5.7% from $504,592 for the same period last year. Gross margin percentage for Q2 2026 was 20.0% compared to 23.9% in Q2 2025. Gross profit would have been $576,811 and gross margin would have been 21.7%, not including a one-time non-cash write down of inventory of $43,662. The decrease is due to the sales mix of the products sold.

●	The comprehensive loss for the period of $11,831,664 includes non-cash changes comprised of a negative change in fair value derivative of $8,931, a write down of inventory of $43,662, and a one time share based compensation grant of $3,736,959 and would otherwise be a comprehensive loss of $8,042,112 compared to an adjusted comprehensive loss of $4,567,128 for the same period last year. Contributors to the year-over-year increase are increased office and miscellaneous, travel, research and development, employee and management costs.

●	Cash balance on June 30, 2026, of $131,908,197 compared to $90,156,821 on December 31, 2025.
●	Cameron Chell, Draganfly’s Chief Executive Officer, appeared before the Canadian Senate’s Standing Committee on National Security, Defence and Veterans Affairs to discuss the strategic importance of strengthening Canada’s domestic drone manufacturing capabilities and sovereign defense technology supply chain.

●	The Company entered into an exclusive distribution and development agreement with ACSL, the largest Japanese drone market, to introduce its NDAA-compliant, Japanese-manufactured drone systems to the Canadian market. The agreement expands Draganfly’s portfolio of secure, NDAA-compliant drone solutions for government, public safety and commercial customers.

●	Draganfly’s Flex FPV system was selected by two additional U.S. Department of War units, further demonstrating demand for the Company’s modular and rapidly deployable drone technology. The selections broaden Draganfly’s engagement with U.S. defense customers and support the continued adoption of its FPV systems.

●	Launched Draganfly Blitz™, a new line of advanced, NDAA-compliant optical payloads designed for defense, public safety and critical infrastructure applications. The product line expands Draganfly’s integrated payload capabilities and positions the Company to address growing demand for secure, high-performance imaging systems.

●	Draganfly and F4 Defense International were selected by the U.S. Department of War to develop an integrated, multi-layered and rapidly deployable counter-UAS system. The platform combines aerial intelligence, advanced targeting and coordinated ground- and air-based capabilities to detect and defeat emerging drone threats.

●	The Company completed its acquisition of Skip Dynamix’s fixed-wing drone technology, intellectual property and infrastructure. The acquisition adds long-range fixed-wing capabilities to Draganfly’s technology portfolio and strengthens its ability to deliver integrated systems for defense, government and commercial customers.

●	Draganfly and the International Association of Campus Law Enforcement Administrators (IACLEA) launched a national Campus Drone Implementation and Readiness Program for colleges and universities across the United States. The program is designed to help campus public safety agencies evaluate, implement and responsibly operate drone programs for emergency response, security and situational awareness.

Draganfly will hold a shareholder update and earnings call on August 10, 2026 at 2:30 p.m. PDT / 5:30 p.m. EDT.

Registration for the call can be done Here

Selected financial information is outlined below and should be read with Draganfly’s consolidated financial statements for the quarter ended June 30, 2026, and associated management discussion and analysis, which will be available under the Company’s profile on SEDAR+ at www.sedarplus.ca and filed on EDGAR at www.sec.gov.

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Total revenues	$2,664,237	$2,115,255	$4,976,590	$3,662,970
Gross Margin (as a % of revenues) (1)	20.0%	23.9%	17.7%	22.2%
Net income (loss)	(12,032,834)	(4,762,161)	(18,043,526)	(8,186,986)
Net income (loss) per share ($)
- Basic	(0.33)	(0.61)	(0.52)	(1.23)
- Diluted	(0.33)	(0.61)	(0.52)	(1.23)
Comprehensive income (loss)	(11,831,664)	(4,749,634)	(17,924,774)	(8,183,346)
Comprehensive income (loss) per share ($)
- Basic	(0.32)	(0.60)	(0.52)	(1.23)
- Diluted	(0.32)	(0.60)	(0.52)	(1.23)
Change in cash and cash equivalents	$(15,431,524)	20,444,956	$41,751,376	$16,318,650

(1)	Gross Profit (as a % of revenues) would have been 21.7% and 24.3% not including a non-cash write down of inventory of $43,662 and $10,421 respectively for the three-month period ending June 30, 2026 and 2025. Gross Profit (as a % of revenues) would have been 20.7% and 21.5% not including a non-cash write down of inventory of $149,503 and non-cash recovery of write down of inventory of $(28,246) respectively for the six-month period ending June 30, 2026 and 2025.

As at	June 30, 2026	December 31, 2025
Total assets	$154,025,220	$101,387,873
Working capital	144,090,031	95,242,327
Total non-current liabilities	119,924	174,763
Shareholders’ equity	$148,870,160	$96,596,795
Number of shares outstanding	37,148,523	29,344,775

Shareholders’ equity and working capital as at June 30, 2026, includes a fair value of derivative liability of $338,032 (2025 - $2,220,610) and would otherwise be $149,208,192 (2025 - $25,206,141) and $144,428,063 (2025 - $24,605,039), respectively.

	2026 Q2	2026 Q1	2025 Q2
Revenue	$2,664,237	2,312,353	2,115,255
Cost of sales(2)	$(2,131,088)	(1,964,592)	(1,610,663)
Gross profit(3)	$533,149	347,761	504,592
Gross margin – percentage	20.0%	15.0%	23.9%
Operating expenses	$(16,116,460)	(7,963,223)	(4,974,316)
Operating income (loss)	$(15,583,311)	(7,615,462)	(4,469,724)
Operating loss per share - basic	$(0.42)	(0.24)	(0.57)
Operating loss per share - diluted	$(0.42)	(0.24)	(0.57)
Other income (expense)	$3,550,477	1,986,596	(292,437)
Change in fair value of derivative liability (1)	$(8,931)	1,047,731	(180,318)
Other comprehensive income (loss)	$201,170	(82,418)	12,526
Comprehensive income (loss)	$(11,831,664)	(5,711,284)	(4,749,634)
Comprehensive income (loss) per share - basic	$(0.32)	(0.18)	(0.60)
Comprehensive income (loss) per share - diluted	$(0.32)	(0.18)	(0.60)

(1)	Included in other income (expense).
(2)	Cost of goods sold includes a non-cash inventory write down in Q2 2026 of $43,662, in Q1 2026 of $105,840, and in Q2 2025 of 10,421 and would have been $2,087,426 in Q2 2026, $1,858,752 in Q1 2026, and 1,600,242 in Q2 2025.
(3)	Gross profit would have been $576,811 in Q2 2026, $453,601 in Q1 2026, and $515,013 in Q2 2025.

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8) is a leader in cutting-edge drone solutions and software that are transforming industries and serving stakeholders globally. Recognized for innovation and excellence for over 25 years, Draganfly delivers award-winning technology to the public safety, civil, military, agriculture, industrial inspection, security, mapping, and surveying markets. The Company is driven by passion, ingenuity, and a mission to provide efficient solutions and first-class services to customers worldwide, saving time, money, and lives.

●	CSE
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Media Contact

Erika Racicot

Email: media@draganfly.com

Company Contact

Cameron Chell
Chief Executive Officer
(306) 955-9907
info@draganfly.com

Note Regarding Non-GAAP Measures

In this press release we describe certain income and expense items that are unusual or non-recurring. There are terms not defined by International Financial Reporting Standards (IFRS). Our usage of these terms may vary from the usage adopted by other companies. Specifically, gross profit and gross margin are undefined terms by IFRS that may be referenced herein. We provide this detail so that readers have a better understanding of the significant events and transactions that have had an impact on our results.

Throughout this release, reference is made to “gross profit,” and “gross margin,” which are non-IFRS measures. Management believes that gross profit, defined as revenue less operating expenses, is a useful supplemental measure of operations. Gross profit helps provide an understanding on the level of costs needed to create revenue. Gross margin illustrates the gross profit as a percentage of revenue. Readers are cautioned that these non-IFRS measures may not be comparable to similar measures used by other companies. Readers are also cautioned not to view these non-IFRS financial measures as an alternative to financial measures calculated in accordance with International Financial Reporting Standards (“IFRS”). For more information with respect to financial measures which have not been defined by GAAP, including reconciliations to the closest comparable GAAP measure, see the “Non-GAAP Measures and Additional GAAP Measures” section of the Company’s most recent MD&A which is available on SEDAR.

Forward-Looking Statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable Canadian and U.S. securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements in this news release include, but are not limited to: statements in respect of Draganfly’s partnerships, capabilities, expertise, and financial condition; that the Company will be positioned to address growing demand for secure high-performance imaging systems; that Draganfly and F4 Defense International will develop a counter-UAS system and the characteristics of such system; that the Campus Drone Implementation and Readiness Program will help campus public safety agencies as expected. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to:  the successful integration of technology, the inherent risks involved in the general securities markets; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of cost estimates and the potential for unexpected costs and expenses, currency fluctuations; regulatory restrictions, liability, competition, loss of key employees and other related risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s most recent filings filed with securities regulators in Canada on the SEDAR+ website at www.sedarplus.ca and with the U.S. Securities and Exchange Commission on the EDGAR website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.